FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 September 2010

HSBC GROUP CHAIRMAN TO STEP DOWN TO BECOME UK MINISTER OF STATE FOR TRADE AND INVESTMENT

The Board has agreed that Stephen Green will step down as Chairman of HSBC Holdings plc before the end of the year, in order to accept the invitation of the Prime Minister to become Minister of State for Trade and Investment in January 2011.

The Board would like to thank Stephen for his immense contribution and commitment to HSBC over 28 years, in particular his outstanding leadership as Chairman during the financial crisis, when HSBC cemented its position as the world's leading financial services brand. The Board wishes him every success in his important new role.

The non-executive Directors under the leadership of the senior independent Director had already been working on the Chairman's succession for some months, including having appointed external advisers. It was always the Board's intention that it would be in a position to approve a successor to Mr Green before the end of the year, and that timetable remains on schedule.

Stephen Green joined HSBC in 1982 and became an executive Director in 1998. He served as Group Chief Executive from 2003 to 2006 before his appointment as Group Chairman.

Mr Green said: "It is an honour to accept this new role with Her Majesty's Government, serving Britain in the vital areas of trade and investment. It has been a privilege to serve as Chief Executive and then Chairman of HSBC, where I have so many friends. I will leave it in the safe hands of the most talented executive team in banking. It is a tribute to them and to my colleagues around the world that HSBC is in such good shape, as the world's largest independent bank."

ends/more

Media enquiries to:

Paul Harris	+44 20 7992 2045	paul1.harris@hsbc.com
Gareth Hewett	+ 852 6792 8195	garethhewett@hsbc.com.hk

Investor enquiries to:

Alistair Brown	+44 20 7992 1938	alastair.brown@hsbc.com
Hugh Pye	+ 852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 07 September, 2010